Filed pursuant to Rule 433

Registration Statement No. 333-253587

Relating to Preliminary Prospectus Supplement dated October 14, 2021

Republic of Colombia

Term Sheet

U.S.$1,000,000,000 5.200% Global Bonds due 2049

Issuer:	Republic of Colombia (“Republic”)

Transaction:	5.200% Global Bonds due 2049 (the “Securities”)

Expected Issue Ratings*:	Baa2/BB+/BB+ (Moody’s, stable / S&P, stable / Fitch, stable)

Format:	SEC-Registered

Principal Amount:	U.S.$1,000,000,000

Reopening:	The Securities constitute a further issuance of, and will form a single series with, the U.S.$1,800,000,000 aggregate principal amount of the Republic’s 5.200% Global Bonds due 2049 issued on January 28, 2019 and January 30, 2020.

Pricing Date:	October 14, 2021

Settlement Date:	October 20, 2021 (T+4)

Make-Whole Call:	Prior to November 15, 2048 at a discount rate of Treasury Yield plus 35 basis points

Par Call:	On and after November 15, 2048 (six months before the maturity date) redeemable at 100.000%

Maturity Date:	May 15, 2049

Interest Payment Dates:	May 15 and November 15 of each year, commencing November 15, 2021, to the holders of record on May 1 and November 1 preceding each payment date

Benchmark Treasury:	2.375% UST due May 15, 2051

Benchmark Treasury Price and Yield:	108-04 and 2.009%

Spread to Benchmark Treasury:	+311.6 bps

Reoffer Yield**:	5.125%

Coupon:	5.200%

Price to Public:	101.088%, not including accrued interest

Net Proceeds (before expenses) to Issuer:	U.S.$1,008,880,000.00 not including accrued interest totaling U.S.$22,388,888.89 from May 15, 2021, to October 20, 2021, plus accrued interest, if any, from October 20, 2021

Day Count:	30/360

Denominations:	U.S.$200,000 and increments of U.S.$1,000 in excess thereof

Listing and Trading:	Application will be made to list the Securities on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market.

Joint Book-Running Managers:	BBVA Securities Inc. BNP Paribas Securities Corp. Goldman Sachs & Co. LLC

Preliminary Prospectus Supplement:	https://www.sec.gov/Archives/edgar/data/0000917142/000119312521298356/d420700d424b3.htm

Clearing:	DTC and its participants, including the depositaries for Euroclear Bank S.A./N.V. as operator of the Euroclear System plc, and Clearstream Banking, société anonyme

CUSIP/ISIN:	195325DQ5/US195325DQ52

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction, revision or withdrawal at any time.
**	Note: Reoffer yield to par call on November 15, 2048.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BBVA Securities Inc. toll-free at +1-800-422-8692, BNP Paribas Securities Corp. toll-free at +1-800-854-5674 or Goldman Sachs & Co. LLC toll-free at +1-866-471-2526.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.